PV Nano Cell Ltd.

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102

September 28, 2015

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Melissa N. Rocha

Re:	P.V. Nano Cell Ltd.

Registration Statement on Form F-1

File No. 333-206723

Dear Ms. Rocha:

In accordance with Rule 461 under the Securities Act of 1933, as amended, PV Nano Cell Ltd. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement shall become effective at 10 a.m. (EDT) on Wednesday, September 30, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

●	should the United States Securities and Exchange Commission (the “SEC”) or the staff of the SEC (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Respectfully yours,

PV NANO CELL LTD.

By:	/s/ Dr. Fernando de la Vega
Name:	Dr. Fernando de la Vega
Chief Executive Officer and Chairman